EXHIBIT 2.4




          SECOND AMENDMENT TO STRATEGIC BUSINESS COMBINATION AGREEMENT


     THIS SECOND AMENDMENT TO STRATEGIC BUSINESS COMBINATION AGREEMENT (the "Second Amendment"), dated as of November 5th, 2001, is entered into by and among STEAG Electronic Systems, AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("STEAG"), and Mattson Technology, Inc., a Delaware corporation ("Mattson").

                                    RECITALS

     A. Mattson and STEAG have entered into that certain Strategic Business Combination Agreement, dated as of June 27, 2000, as amended December 15, 2000 (the "Agreement").

     B. Mattson has caused Silicon Valley Bank to amend the terms of that certain Standby Letter Of Credit No. SVB00IS3367, dated December 29, 2000, as amended September 20, 2001 (the "Letter of Credit").

     C. STEAG and Mattson desire to amend the Agreement as set forth below.

     NOW, THEREFORE, in consideration of the agreements, and subject to the satisfaction or waiver of the conditions herein contained, the parties hereby agree as follows:

     1. Definitions. Unless otherwise defined herein or the context otherwise requires, capitalized terms used in the Second Amendment shall have the respective meanings ascribed to such terms in the Agreement. Upon the effectiveness of the Second Amendment, the terms defined in the Second Amendment shall be incorporated into the Agreement as if such terms were originally defined therein.

     2. Second Amendment Closing. The closing of the transactions contemplated hereby shall take place, and the amendments to the Agreement contained herein shall become effective, upon a closing (the "Second Amendment Closing") which shall take place upon November 5th, 2001 (or on such other date as the parties agree, the "Second Amendment Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Eleventh Floor, Palo Alto, CA 94301, or at such other location as the parties agree.

     3. Post Closing Adjustments. Section 2.9 of the Agreement shall be amended with the addition of the following paragraphs immediately after Section 2.9(d) of the Agreement:


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          "(e) Agreement on Amounts Due. Notwithstanding the foregoing provisions of this Section 2.9(d): (i) the amount of fiscal year 2000 profit due to STEAG from STEAG RTP Systems GmbH (the predecessor in interest to Mattson Thermal Products GmbH, or "MTP"), is agreed and stipulated by the parties to be DM 19,747,143.03 (the "MTP Profit"); (ii) the amount of fiscal year 2000 profit due to STEAG from STEAG MicroTech GmbH (the predecessor in interest to Mattson Wet Products GmbH or "MWP") is agreed and stipulated by the parties to be DM 3,478,184.72 (the "MWP Profit"); (iii) the difference between such aggregate profit payments and the Year 2000 Profit Estimate due to STEAG from Mattson pursuant to Section 2.9(d) (the "Profit Differential Payment") is agreed and stipulated to by DM 13,757,682.70; and (iv) the date on which each of the MTP Profit, MWP Profit and the Profit Differential Payment shall bear interest from April 1, 2001 at the rate of six percent (6%) per annum until the earliest of (A) the payment to STEAG by MTP, MWP, or Mattson of such amounts or (B) the execution and delivery of the Profits Note (as defined below).

            (f) Method of Payment. Not later than the Second Amendment Closing, MTP, MWP and Mattson shall pay amounts equal to the MTP Profit, the MWP Profit and the Profit Differential Payment, respectively, in cash by wire transfer to STEAG; provided, that Mattson may, at its option by written notice to STEAG, cause STEAG to offset the Profit Differential Payment against the proceeds of the STEAG Loan. With respect to interest payments due with respect to the MTP Profit, the MWP Profit, and the Profit Differential Payment, Mattson may, at its option by written notice to STEAG, cause STEAG to offset such interest accrued for the period from July 2, 2001 to the Second Amendment Closing Date against the proceeds of the STEAG Loan).(1)

            (g) Waiver. The agreements and stipulations contained in Section 2.9(e) as to the amounts due under Section 2.9 of the Agreement shall be final and irrevocable, and in consideration of the payment of the MTP Profit, the MWP Profit, and the Profit Differential Payment, and subject to the making of the STEAG Loan, each party hereby waives any right to dispute or contest the amounts set forth herein, either pursuant to the terms of the Agreement or otherwise."

     4. STEAG Loan. A new Section 2.10 of the Agreement shall be added which shall read in its entirety as follows:



___________________

(1) Interest accrued for the period from April 1, 2001, to July 1, 2001, will be capitalized and added to the principal balance of the Profits Note, while interest accrued for the period from July 2, 2001 will be paid in cash at the Second Amendment Closing, either in the form of a cash payment by MTP or MWP to STEAG, or by an offset against the proceeds of the STEAG loan.



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          "2.10 STEAG Loan. Upon the satisfaction of the conditions to the obligations of STEAG to consummate the Second Amendment Closing, including but not limited to the receipt by STEAG of the MTP Profit and the MWP Profit and the execution and delivery to STEAG by Mattson of a promissory note (the "Profits Note") in the form attached as Exhibit A to the Second Amendment, dated as of the Second Amendment Closing Date, and in a principal amount equal to [Thirty Seven Million Five Hundred Thirty-Seven Thousand Seven Hundred Fifty-Five 61/100 Deutsche Marks (DM 37,537,755.61)] (the "Profits Note Principal Amount"),(2) STEAG shall make a loan (the "STEAG Loan") to Mattson of the Profits Note Principal Amount. Upon the Second Amendment Closing, STEAG shall pay to Mattson the Profits Note Principal Amount, in cash by wire transfer to Mattson, net of any offset with respect to the Profit Differential Payment or interest accrued for the period from July 2, 2001 to the Second Amendment Closing Date."

     5. Additional Covenants of Mattson. A new Section 6.24 shall be added to the Agreement to read in its entirety as follows:

          "6.24 Additional Covenants of Mattson. From the date of the Second Amendment until the Mattson Secured Note (as may be amended from time to time) and the Profits Note have been repaid in full, except as expressly contemplated or permitted by this Agreement or to the extent STEAG shall otherwise consent in writing, neither Mattson nor any of its subsidiaries shall:

               (a) acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial equity interest in or all or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than assets acquired in the ordinary course of business which are immaterial in nature or amount (any of such transaction, an "Acquisition Transaction"); provided, however, that Mattson or its subsidiaries may agree to, or consummate, an Acquisition Transaction, provided that (i) the consideration to be paid by Mattson in such Acquisition Transaction shall consist solely of newly issued shares of Mattson Common Stock, (ii) in the event of a merger or consolidation, Mattson is the surviving corporation upon consummation of such Acquisition Transaction, and (iii) the holders of Mattson Common Stock immediately prior to such Acquisition Transaction shall, immediately following such Acquisition Transaction, own more than 50% of the Mattson Common Stock outstanding after such Acquisition Transaction, and (iv) neither the consummation of such Acquisition Transaction, nor any of the agreements relating to such Acquisition Transaction, would impair or limit the ability of Mattson to repay any amounts due under the Profits Note or the Prolongation Note; and provided, further; that Mattson or its subsidiaries may enter into intercompany consolidation or merger transactions if such transactions would not otherwise impair or limit the ability of Mattson to repay any amounts due under the Profits Note or the Prolongation Note;


___________________

(2) The Profits Note Principal Amount assumes the treatment of interest set forth in Footnote 1, above.


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               (b) (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iii) directly or indirectly repurchase, redeem or otherwise acquire, any shares of its capital stock;

               (c) incur any indebtedness for money borrowed or issue any debt securities; assume, guarantee, or otherwise become liable or responsible for the obligations of any other person; or make any loans or capital contributions to, or investments in, any other person, except for Authorized New Debt. For the purposes of this Agreement, "Authorized New Debt" means (i) a credit line with Tokyo Mitsubishi Bank, not to exceed (Y)900 million in principal amount; (ii) a credit line with Silicon Valley Bank, not to exceed US $20 million in principal amount; (iii) an offering of subordinated debt securities to the public or to Qualified Institutional Buyers (as defined in rules promulgated under the Securities Act) not to exceed US $100 million in principal amount; or (iv) a syndicated bank loan, not to exceed US $50 million in principal amount; or

               (d) agree in writing to do any of the foregoing."

     6. Fees and Expenses. A new Section 6.25 shall be added to the Agreement to read in its entirety as follows:

          "6.25 Fees and Expenses. At the Second Amendment Closing, Mattson shall pay to STEAG an amount in cash equal to STEAG's out of pocket expenses (including legal fees and disbursements), not to exceed $30,000, incurred through the Second Amendment Closing Date in connection with the preparation, negotiation, and execution of the Second Amendment and the transactions contemplated hereby (the "STEAG Expenses")."

     7. Prolongation Note. A new subsection (m) shall be added to Section 7.3 of the Agreement to read in its entirety as follows:

          "(m) Prolongation Note. At the Second Amendment Closing, Mattson shall make and deliver to STEAG an amendment and restatement of the Mattson Secured Note in the form attached as Exhibit B to the Second Amendment (the "Prolongation Note")."

     8. Tax Indemnification. The following sentence is hereby added after the first sentence of Section 9.1(b) of the Agreement:

          "Notwithstanding the foregoing, any Damages arising from a breach of
     Section 3.13 that relate to the STEAG Subsidiaries, and the subsequent obligation of STEAG to indemnify Mattson for Damages resulting therefrom, shall be subject to offset by any refunds for overpayment of taxes, or other similar gains or payments, made to or recognized by any STEAG Subsidiary that relates to tax periods prior to the Closing. For the avoidance of doubt, by way of example and without limitation, in the event that STEAG RTP Systems, Inc. (or its successor in interest) shall be liable to the State of California for any Taxes for any tax period ending on or




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     before the Closing Date (the amount of such liability, the "California Tax
     Liability"), and in the event that STEAG RTP Systems GmbH (or its successor in interest) shall be eligible to receive a credit for the overpayment of Taxes in the Federal Republic of Germany for any tax period ending on or before the Closing Date (the amount of such credit, the "German Tax Credit"), then STEAG shall not be obligated to indemnify Mattson under this
     Section 3.13 unless the California Tax Liability shall exceed the German Tax Credit, and then STEAG's liability for indemnification shall be limited to the amount by which the California Tax Liability shall exceed the German Tax Credit."

     9. Conditions to Second Amendment Closing. The obligations of STEAG to consummate the Second Amendment Closing shall be subject to the satisfaction, or the waiver by STEAG, of the following conditions:

               (a) Profits Note. Mattson shall have made and delivered to STEAG the Profits Note, and shall not, as of the Second Amendment Closing Date, have suffered an Event of Default (as defined in the Profits
          Note) under the Profits Note, nor shall there exist any facts or circumstances which would constitute (with or without notice or lapse of time or both) and Event of Default thereunder.

               (b) Profit Payments. MTP and MWP shall have delivered the payment of the MTP Profit and the MWP Profit, respectively, and shall have paid the Accrued Interest thereon, in cash, by execution of the Profits Note, or a permitted combination thereof.

               (c) Globalzession. Mattson shall have executed and delivered the "Globalzession" in the form attached as Exhibit C hereto, and such Globalzession shall remain in full force and effect.

               (d) Prolongation Note. Mattson shall have made and delivered to STEAG the Prolongation Note, and shall not, as of the Second Amendment Closing Date, have suffered an Event of Default (as defined in the Prolongation Note) under the Prolongation Note, nor shall there exist any facts or circumstances which would constitute (with or without notice or lapse of time or both) an Event of Default thereunder.

               (e) Letter of Credit. The Letter of Credit, as amended, shall remain in full force and effect.

               (f) Amendment to Stockholder Agreement. Mattson and Brad Mattson shall have executed and delivered to STEAG an amendment to the Stockholder Agreement in the form attached as Exhibit D hereto, and such amendment shall remain in full force and effect.

               (g) Fees and Expenses. Mattson shall have paid to STEAG in immediately available funds an amount equal to the amount of the STEAG Expenses.



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      IN WITNESS WHEREOF, STEAG and Mattson have caused this Second Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                      MATTSON TECHNOLOGY, INC.


                                      By:  /s/ Ludger Viefhues
                                         ------------------------


                                      STEAG ELECTRONIC SYSTEMS, AG


                                      By:
                                         ------------------------

























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      IN WITNESS WHEREOF, STEAG and Mattson have caused this Second Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                      MATTSON TECHNOLOGY, INC.


                                      By:
                                         -------------------------


                                      STEAG ELECTRONIC SYSTEMS, AG


                                      By: /s/ Michael Williams  /s/
                                         --------------------------























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